Exhibit (a)(1)(B)

CEO Letter

June 26, 2009

RE:           Commencement of Stock Option Exchange Program

I am pleased to announce the commencement of the voluntary stock option exchange program starting today June 26, 2009 and ending on July 27, 2009.  As an eligible employee, you will have an opportunity to surrender certain outstanding underwater incentive stock options granted in December 2007 with an exercise price of $28.00 in exchange for a lesser amount of replacement incentive stock options with a lower exercise price.  Since 15% of the award vested in November 2008, the options available for exchange under the stock option exchange program represent 85% of the initial award.  Please note that this is a voluntary program and as an eligible employee, you must make your own decision on whether to participate.

Today, we have begun delivering via email the exchange offer packets containing information about the program and how to participate to all eligible employees.  The Exchange Offer packet includes the following:

•	Offer to Exchange document describing the terms and conditions of the Exchange Offer
•	Commonly Asked Questions, which includes an example of the exchange ratio at the various stock prices
•	Paper Election Form
•	Paper Notice of Withdrawal, in the event you decide to withdraw your election before the expiration of the Exchange Offer

Eligibility criteria are explained in detail in the exchange offer packets.  As an eligible employee, if you wish to participate, you must make your election before the offer expiration deadline of 5:00 p.m. Central time on July 27, 2009 (or a later date if the offer is extended).  If you are aware of any eligible employees who may not have received an exchange offer packet, please notify Diane Anderson in the Office of the Corporate Secretary at (281) 848-6986 or corporate.secretary@geokinetics.com.

We have also electronically filed program materials with the U.S. Securities and Exchange Commission (“SEC”).  You may view the materials on-line on the Investor Relations page at www.geokinetics.com.

Please read the enclosed information carefully and you are strongly encouraged to consult your own outside tax, financial and legal advisors as you deem appropriate before you make a decision to participate in the Exchange Offer.  Participation involves risks that are discussed in the “Risk Factors” section of the Offer to Exchange document.  No one from Geokinetics Inc. is, or will be, authorized to provide you with advice, recommendations, or any additional information in this regard.

Very truly yours,

/s/Richard F. Miles

Richard F. Miles
President and CEO
Geokinetics Inc.